FIVE PRIME THERAPEUTICS, INC.

Two Corporate Drive

South San Francisco, CA 94080

February 5, 2014

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Jeffrey P. Riedler

Re:	Five Prime Therapeutics, Inc.

Registration Statement on Form S-1, as amended (File No. 333-193491)

Request for Acceleration of Effective Date

Dear Mr. Riedler:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Five Prime Therapeutics, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) accelerate the effective date of the above-referenced Registration Statement on Form S-1 (as amended to date, the “Registration Statement”) and declare the Registration Statement effective as of 4:00 p.m. Eastern time, on February 6, 2014, or as soon thereafter as possible. This request for acceleration is subject, however, to your receiving a telephone call prior to such time from our legal counsel, Hogan Lovells US LLP, confirming this request.

Under separate cover, you will receive today a letter from the managing underwriters of the proposed offering joining in the Company’s request for acceleration of the effectiveness of the Registration Statement.

In connection with this request for acceleration, the Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[Signature page follows]

Very truly yours,

Five Prime Therapeutics, Inc.

/s/ Francis W. Sarena
By:	Francis W. Sarena
Title:	Senior Vice President, General Counsel and Secretary

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